Exhibit 21.1

Subsidiaries of the Company

Subsidiaries	State of Incorporation
Gaiam Energy Tech, Inc.(1)	Colorado
Real Goods Trading Corporation(2)	California
Real Goods Marin, Inc.(2)	California
Marin Solar, Inc.(3)	California
Real Goods Carlson, Inc.(4)	California

(1)	100% owned by Real Goods Solar, Inc.
(2)	100% owned by Gaiam Energy Tech, Inc.
(3)	100% owned by Real Goods Marin, Inc.
(4)	88.4% owned by Gaiam Energy Tech, Inc.